Exhibit (a)(5)(Y)

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

X
DONALD SHIRLEY,	:
	:	CASE NO.:
Plaintiff,	:
:
-against-	:
:
AEROHIVE NETWORKS, INC., DAVID K.	:
FLYNN, CHANGMING LIU, FRANK	:
MARSHALL, INGRID BURTON, REMO E.	:
CANESSA, CURTIS EVANDER GARNER	:
III, JOHN GORDON PAYNE, and CONWAY	:
RULON-MILLER,	:
Defendants.	:
:
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COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, Donald Shirley (“Plaintiff”), by and through his attorneys, alleges the following upon information and belief, including investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1.    This is an action brought by Plaintiff against Aerohive Networks, Inc. (“Aerohive” or the “Company”) and the members of the Company’s board of directors (collectively referred to as the “Board” or the “Individual Defendants” and, together with Aerohive, the “Defendants”) for their violations of Sections 14(d)(4), 14(e), and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), respectively, and United States Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”). Plaintiff’s claims arise in connection with the proposed tender offer by Extreme Networks, Inc. (“Extreme”) through its wholly-owned subsidiary Clover Merger Sub, Inc. (“Purchaser”), to acquire all of the issued and outstanding shares of Aerohive (the “Tender Offer”).

2.    On June 26, 2019, Aerohive entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Extreme and Purchaser, pursuant to which Purchaser will be merged with and into Aerohive, with Aerohive continuing as the surviving corporation and a wholly-owned subsidiary of Extreme (the “Proposed Transaction”).

3.    Under the terms of the Merger Agreement, Aerohive shareholders will be entitled to receive $4.45 in cash per share of Aerohive common stock owned (the “Offer Price”).

4.    On July 12, 2019, in order to convince Aerohive public common stockholders to tender their shares, the Board authorized the filing of a materially incomplete and misleading Schedule 14D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”) with the SEC.

5.    In particular, the Recommendation Statement contains materially incomplete and misleading information concerning: (i) the inputs used to calculate Adjusted EBITDA for the Company; and (ii) the valuation analyses performed by Aerohive’s financial advisor, Evercore Group LLC (“Evercore”), in support of its fairness opinion.

6.    The Tender Offer is scheduled to expire at 12:00 a.m. Eastern Time, on August 8, 2019 (the “Expiration Time”). It is imperative that the material information that has been omitted from the Recommendation Statement is disclosed to the Company’s stockholders prior to the Expiration Time, so Aerohive shareholders can properly determine whether to tender their shares.

7.    For these reasons, and as set forth in detail herein, Plaintiff asserts claims against Defendants for violations of Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and Rule 14d-9. Plaintiff seeks to enjoin Defendants from closing the Tender Offer or taking any steps to consummate the Proposed Transaction unless and until the material information discussed below is disclosed to Aerohive public common stockholders sufficiently in advance of the Expiration Time or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

8.    This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and Rule 14d-9.

9.    Personal jurisdiction exists over each Defendant either because the Defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over each Defendant by this Court permissible under the traditional notions of fair play and substantial justice. “Where a federal statute such as Section 27 of the [Exchange] Act confers nationwide service of process, the question becomes whether the party has sufficient contacts with the United States, not any particular state.” Sec. Inv’r Prot. Corp. v. Vigman, 764 F.2d 1309, 1315 (9th Cir. 1985). “[S]o long as a defendant has minimum contacts with the United States, Section 27 of the Act confers personal jurisdiction over the defendant in any federal district court.” Id. at 1316.

10.    Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as 28 U.S.C. § 1391, because Defendants are found or are inhabitants or transact business in this District. Indeed, Aerohive common stock trades on the New York Stock Exchange, which is headquartered in this District. See, e.g., United States v. Svoboda, 347 F.3d 471, 484 n.13 (2d Cir. 2003) (collecting cases).

PARTIES

11.    Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Aerohive common stock.

12.    Defendant, Aerohive is a Delaware corporation with its principal place of business located at 1011 McCarthy Boulevard, Milpitas, California 95035. Aerohive common stock trades on the New York Stock Exchange under the ticker symbol “HIVE.”

13.    Defendant David K. Flynn is, and has been at all relevant times, Chairman of the Board, President, and Chief Executive Officer of the Company.

14.    Defendant Changming Liu is, and has been at all relevant times, a director of the Company.

15.    Defendant Frank Marshall is, and has been at all relevant times, a director of the Company.

16.    Defendant Ingrid Burton is, and has been at all relevant times, a director of the Company.

17.    Defendant Remo E. Canessa is, and has been at all relevant times, a director of the Company.

18.    Defendant Curtis Evander Garner III is, and has been at all relevant times, a director of the Company.

19.    Defendant John Gordon Payne is, and has been at all relevant times, a director of the Company.

20.    Defendant Conway Rulon-Miller is, and has been at all relevant times, a director of the Company.

21.    The Defendants identified in paragraphs 13 through 20 are collectively referred to herein as the “Board” or the “Individual Defendants,” and together with Aerohive, the “Defendants.”

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

22.    Aerohive Networks, together with its subsidiaries, has designed and developed a cloud-managed mobile networking platform that enables enterprises to deploy and manage a mobile-centric network edge. The Company’s portfolio of products and solutions is built around primary sets of technologies and solutions, which include Enterprise Cloud Networking, Wireless Fidelity (Wi-Fi) Connectivity and Application and Insights. Aerohive conducts its business in geographic regions, including: the Americas, Europe, the Middle East and Africa, and Asia Pacific. The Company’s product portfolio includes hardware products, cloud-based network management and applications, and support services. Aerohive hardware products include access points, branch routers and access switches.

23.    On June 26, 2019, the Board caused the Company to enter into the Merger Agreement.

24.    Pursuant to the terms of the Merger Agreement, the Company’s current stockholders only expect to receive $4.45 in cash for each share of Aerohive common stock they own.

25.    On June 26, 2019, the Company issued a press release announcing the Proposed Transaction, which stated in relevant part:

Extreme Networks to Acquire Aerohive Networks

Acquisition Extends Extreme’s Leadership in Cloud Management and Wireless Networking, Adding Strong Subscription and Services Business SAN JOSE, Calif., and Milpitas, Calif., June 26, 2019 — Extreme Networks, Inc. (Nasdaq: EXTR), a software-driven networking company, and Aerohive Networks (NYSE: HIVE), a pioneer in cloud-managed networking, today announced they have entered into a definitive agreement under which Extreme will acquire all of the outstanding shares of common stock of Aerohive at a price of $4.45 per share in cash, representing an aggregate purchase price of approximately $272 million. Accounting for Aerohive’s net cash balance of $62 million at the end of March, the deal is equivalent to an enterprise value of $210 million. The acquisition of Aerohive will add critical cloud management and edge capabilities to Extreme’s portfolio of end-to-end, edge to cloud networking solutions. It will provide a strong subscription revenue stream and strengthen Extreme’s position in wireless LAN at a critical technology transition to Wi-Fi 6. Extreme expects the acquisition to be accretive to non-GAAP earnings per share starting in fiscal year 2020.

Aerohive is a leader in cloud management, AI and machine learning. It was among the first companies to offer controller-less Wi-Fi and cloud network management, including cloud-managed Wi-Fi and network access control (NAC), and today is the second leading provider of Cloud Managed Wireless LAN Services¹. It recently delivered the industry’s first trio of Wi-Fi 6 access points, along with the industry’s first pluggable access point. Aerohive has a global footprint of 30,000 cloud wireless LAN customers in verticals including education, healthcare, state and local government, and retail. This acquisition will bring new automation and intelligence capabilities to Extreme’s Elements portfolio. It will expand Extreme’s technology leadership in Wi-Fi and NAC, adding cloud-managed Wi-Fi and NAC solutions to complement its on-premises Wi-Fi and NAC technology, driving Extreme deeper into key verticals and presenting numerous opportunities for cross-sell and up-sell within the combined portfolios.

Extreme expects to gain new SD-WAN capabilities, in all expanding its total addressable market by a total of $1B in a market with a CAGR of 19% 2019 through 2022.² At a time when many of Extreme’s customers and partners are turning toward as-a-service/subscription models to reduce costs and gain efficiencies, Aerohive will expand Extreme’s mix of revenues to approximately 30% from subscription recurring revenue.

With Aerohive, Extreme will offer customers and partners more choices for cloud and on-premises wired and wireless technology, and an industry-leading solution for cloud-based network management – all from a single vendor and backed by its award-winning, insourced services and support team. Post-acquisition, customers and partners of Extreme and Aerohive will be able to mix and match a broader array of software, hardware, and services Elements to create networks that support their unique needs and that may be managed and automated from end-to-end – from the enterprise edge to the cloud – to advance their digital transformation efforts.

Terms of the Agreement

The acquisition is structured as an all-cash tender offer for all outstanding common stock of Aerohive, followed by a merger of a wholly-owned subsidiary of Extreme with and into Aerohive. Under the terms of the merger agreement, Extreme will commence a tender offer to acquire all of the outstanding shares of Aerohive’s common stock at a price of $4.45 per share in cash, representing an aggregate purchase price of $272 million, plus the assumption of unvested options and restricted stock units. The Board of Directors of both Extreme and Aerohive have unanimously approved the terms of the merger agreement, and the Board of Directors of Aerohive has resolved to recommend that Aerohive’s stockholders accept the offer once it is commenced. The acquisition is not subject to a financing condition and Extreme expects to fund the acquisition from a combination of available cash and committed debt financing. The acquisition is subject to customary conditions, including the tender of the majority of the outstanding shares of Aerohive’s common stock and regulatory approvals in the U.S. and Germany. The acquisition is expected to close during Extreme’s first quarter of the fiscal year 2020.

Latham & Watkins LLP acted as legal advisor to Extreme. Evercore Group LLC acted as financial advisor to Aerohive and Wilson Sonsini Goodrich & Rosati, Professional Corporation acted as legal advisor to Aerohive.

Executive Perspectives

Ed Meyercord, President and CEO, Extreme Networks

“The acquisition of Aerohive establishes our leadership in cloud, AI, and ML, adding a proven and mature cloud services platform and subscription service model for Extreme’s customers and partners. Extreme continues to invest in software and AI to expand the automation capabilities across our portfolio of edge-to-cloud networking solutions. The ability to improve user experiences, lower operating expenses, and deliver cloud-managed networks is key to our strategy.”

“After scaling Extreme’s business to $1B in revenue and expanding our portfolio to include end-to-end enterprise networking solutions, we are now taking the next step to transform our business to add sustainable, subscription-oriented cloud-based solutions that will enable us to drive recurring revenue and improved cash flow generation. Extreme expects this deal to be accretive to our FY20 outlook as it accelerates our plans to achieve over 60% gross margin and 15% operating income on an exit run rate.”

“As we close out our fiscal fourth quarter 2019, we are confident in our guidance and continue to see strong wins in the market across our product portfolio, in cross-selling opportunities and targeted industry verticals in all of our geographies, along with improved linearity. Beginning in our fiscal fourth quarter, Extreme will incur charges in the range of $14 to $16 million through the second quarter of fiscal 2020, inclusive, as we take steps to bring down our cost structure, demonstrating our commitment to achieving the gross and operating margin targets we have laid out. This will lead to annualized cost savings in the range of $24 to $27 million.”

David Flynn, President and CEO of Aerohive

“This acquisition by Extreme is a major milestone for Aerohive. The role that cloud-managed technology plays in modern enterprises is impossible to overstate – it is where digital transformation is won and lost. Aerohive’s expertise and excellence in cloud management and edge technology, combined with Extreme’s extensive solutions portfolio and continued investment in software and AI for automation, gives our customers the most advanced digital experiences in the market. Together we will push networking into a new era – making infrastructure smarter, more autonomous, and the driver of business value.”

Conference Call:

Please join Extreme Networks’ management and Aerohive Networks’ management on a conference call at 8:30 a.m. Eastern (5:30 a.m. Pacific) today to discuss the announcement.

The Recommendation Statement Omits Material Information

26.    On July 12, 2019, Defendants filed a materially incomplete and misleading Recommendation Statement with the SEC. The Individual Defendants were obligated to carefully review the Recommendation Statement before it was filed with the SEC and disseminated to the Company’s stockholders to ensure that it did not contain any material misrepresentations or omissions. However, the Recommendation Statement misrepresents or omits material information that is necessary for Aerohive public common stockholders to make an informed decision concerning whether to tender their shares, in violation of Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and Rule 14d-9.

27.    In particular, the Recommendation Statement contains materially incomplete and misleading information concerning: (i) the inputs used to calculate Adjusted EBITDA for the Company; and (ii) the valuation analyses performed by Evercore.

28.    First, the Recommendation Statement fails to disclose the inputs used to calculate Adjusted EBITDA, which renders the Recommendation Statement materially misleading. Recommendation Statement at 29.

29.    If a Recommendation Statement discloses financial projections and valuation information, such information must be complete and accurate. The question here is not the duty to speak, but liability for not having spoken enough. With regard to future events, uncertain figures, and other so-called soft information, a company may choose silence or speech elaborated by the factual basis as then known—but it may not choose half-truths. See Campbell v. Transgenomic, et al., No. 18-2198 (8th Cir., March 1, 2019) (noting that “half-truths” are actionable misrepresentations under securities laws and collecting cases). Accordingly, Defendants failure to disclose the inputs used to calculate Adjusted EBITDA for Aerohive renders the Recommendation Statement materially misleading.

30.    Second, the valuation analyses conducted by Evercore omits material information and is thus misleading as well.

31.    With respect to Evercore’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (i) the terminal value for Aerohive; (ii) how the perpetuity growth rate of 2.5% to 4.5% was selected; and (iii) Aerohive’s net debt. Id. at 33.

32.    These key inputs are material to Aerohive stockholders, and their omission renders the summary of Evercore’s Discounted Cash Flow Analysis incomplete and misleading. As a highly-respected professor explained in one of the most thorough law review articles regarding the fundamental flaws with the valuation analyses bankers perform in support of fairness opinions, in a discounted cash flow (“DCF”) analysis a banker takes management’s forecasts, and then makes several key choices “each of which can significantly affect the final valuation.” Steven M. Davidoff, Fairness Opinions, 55 Am. U.L. Rev. 1557, 1576 (2006). Such choices include “the appropriate discount rate, and the terminal value…” Id. As Professor Davidoff explains:

There is substantial leeway to determine each of these, and any change can markedly affect the discounted cash flow value. For example, a change in the discount rate by one percent on a stream of cash flows in the billions of dollars can change the discounted cash flow value by tens if not hundreds of millions of dollars… This issue arises not only with a discounted cash flow analysis, but with each of the other valuation techniques. This dazzling variability makes it difficult to rely, compare, or analyze the valuations underlying a fairness opinion unless full disclosure is made of the various inputs in the valuation process, the weight assigned for each, and the rationale underlying these choices. The substantial discretion and lack of guidelines and standards also makes the process vulnerable to manipulation to arrive at the “right” answer for fairness. This raises a further dilemma in light of the conflicted nature of the investment banks who often provide these opinions.

Id. at 1577-78 (emphasis added). Without the above-mentioned information, Aerohive stockholders cannot evaluate for themselves the reliability of Evercore’s Discounted Cash Flow Analysis.

33.    With respect to Evercore’s Premium Paid Analysis, the Recommendation Statement does not disclose the premiums paid for each of the precedent transactions reviewed. Recommendation Statement at 37.

34.    With respect to Evercore’s Research Analyst Price Targets, the Recommendation Statement fails to disclose the share price targets reviewed by Evercore. Further, the Recommendation Statement only discloses the high and low share price targets for Aerohive but does not disclose the median and average share price targets. Id.

35.    In sum, the omission of the above-referenced information renders the Recommendation Statement materially incomplete and misleading, in contravention of the

Exchange Act. Absent disclosure of the foregoing material information prior to the Expiration Time, Plaintiff will be unable to make an informed decision concerning whether to tender his shares, and he is thus threatened with irreparable harm, warranting the injunctive relief sought herein.

COUNT I

(Against All Defendants for Violation of Section 14(e) of the Exchange Act)

36.    Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

37.    Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading…” 15 U.S.C. §78n(e).

38.    Defendants violated § 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in connection with the Tender Offer. Defendants knew or recklessly disregarded that the Recommendation Statement failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

39.    The Recommendation Statement was prepared, reviewed, and/or disseminated by Defendants. It misrepresented and/or omitted material facts, including material information about the consideration offered to stockholders via the Tender Offer and the intrinsic value of the Company.

40.    In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(e). The Individual Defendants were therefore reckless, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Recommendation Statement, but nonetheless failed to obtain and disclose such information to stockholders although they could have done so without extraordinary effort.

41.    The omissions and incomplete and misleading statements in the Recommendation Statement are material in that a reasonable stockholders would consider them important in deciding whether to tender their shares. In addition, a reasonable investor would view the information identified above which has been omitted from the Recommendation Statement as altering the “total mix” of information made available to stockholders.

42.    Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

43.    The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the Expiration Time.

COUNT II

(Against all Defendants for Violations of Section 14(d)(4) of the Exchange Act

and SEC Rule 14d-9, 17 C.F.R. § 240.14d-9)

44.    Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

45.    Defendants have caused the Recommendation Statement to be issued with the intention of soliciting stockholder support of the Proposed Transaction.

46.    Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) provides that:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

47.    SEC Rule 14d-9(d), which was adopted to implement Section 14(d)(4) of the Exchange Act, provides that:

Information required in solicitation or recommendation. Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof.

48. In accordance with Rule 14d-9, Item 8 of a Schedule 14D-9 requires a Company’s directors to:

Furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

49.    The omission of information from a recommendation statement will violate Section 14(d)(4) and Rule 14d-9(d) if other SEC regulations specifically require disclosure of the omitted information.

50.    The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omissions render the Recommendation Statement false and/or misleading. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

51.    The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the Expiration Date.

COUNT III

(Against all Defendants for Violations of Section 20(a) of the Exchange Act)

52.    Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

53.    The Individual Defendants acted as controlling persons of Aerohiveb within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Aerohive, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

54.    Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

55.    In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The Recommendation Statement contains the unanimous recommendation of each of the Individual Defendants to approve the Tender Offer. They were thus directly involved in preparing the Recommendation Statement.

56.    In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The Recommendation Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

57.    By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

58.    As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Sections 14(e) and 14(d)(4) and Rule 14d-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed.

59.    Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.    Preliminarily enjoining Defendants and all persons acting in concert with them from proceeding with the Tender Offer or taking any steps to consummate the Proposed Transaction, unless and until the Company discloses the material information discussed above which has been omitted from the Recommendation Statement;

B.    Directing the Defendants to account to Plaintiff for all damages sustained as a result of their wrongdoing;

C.    Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses; and

D.    Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

Dated: July 19, 2019		MONTEVERDE & ASSOCIATES PC

	By:	/s/ Juan E. Monteverde
Juan E. Monteverde (JM-8169)
The Empire State Building
350 Fifth Avenue, Suite 4405
New York, NY 10118
Tel: (212) 971-1341
Fax: (212) 202-7880
Email: jmonteverde@monteverdelaw.com

Attorneys for Plaintiff